UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AMIRA NATURE FOODS LTD

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G0335L 102

(CUSIP Number)

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 10, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which his Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): XEATON5 TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: SWITZERLAND
5.	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
6.	SHARED VOTING POWER
7.	SOLE DISPOSITIVE POWER
8.	SHARED DISPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,500,000(1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) & (2)	11.43%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):	00

(1) On February 17, 2017, Karan A. Chanana, the Chief Executive Officer, Chairman and controlling shareholder of Amira Nature Foods, Ltd completed a gift of 3,500,000 restricted shares to the XEATON5 Trust dated November 3, 2016. Mr. Chanana’s spouse and children are the beneficiaries of the XEATON5 Trust and as such the Trust is an affiliate of the Issuer.

(2) Based on 30,630,225 of the Issuer’s Ordinary Shares issued and outstanding as of March 10, 2017.

Item 1.

(a)	Name of Issuer: (the “Issuer”).

Amira Nature Foods Ltd

(b)	Address of Issuer’s Principal Executive Offices:

29E, A.U. Tower Jumeirah Lake Towers, Dubai, United Arab Emirates.

Item 2.

(a), (b) and (c):    Name of Persons Filing, Address of Principal Business Office and Citizenship:

This statement is filed on behalf of the XEATON5 Trust (the “Reporting Person”) which has a business address of 3-5 Rue Conseil General, PO Box 5810, 1211 Geneva 11 Switzerland.

(d)	Title of Class of Securities: Ordinary Shares, par value $0.001 per share.

(e)	CUSIP Number: G0335L 102

Item 3.

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: 3,500,000 (the “Shares”)

(b)	Percentage of Class. 11.43%

(b)	Number of shares to which the Reporting Persons, as a group, have:

(i)	Sole power to vote or direct the vote: 3,500,000

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 3,500,000

(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: March 10, 2017

XEATON5 TRUST

Signature: /s/ Christine Lecoeur-Martin

Christine Lecoeur-Martin